CONFORMED
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                                    FORM 6-K


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                FOR JULY 3, 2002


                          QUILMES INDUSTRIAL (QUINSA),
                                SOCIETE ANONYME
             (Exact Name of Registrant as Specified in its Charter)


                        84, GRAND RUE L-1660 LUXEMBOURG,
                           GRAND-DUCHY OF LUXEMBOURG
                    (Address of Principal Executive Offices)


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                       Quilmes Industrial (Quinsa), S.A.

                               TABLE OF CONTENTS



                                                                     Sequential
Item                                                                Page Number
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1.     Communication regarding Ordinary General meeting of
       Shareholders held on June 28, 2002..........................       3







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                                                                     Quinsa
                                                               [GRAPHIC OMITTED]

                          QUILMES INDUSTRIAL (QUINSA)


                          Societe Anonyme R.C. B 32501
                        84 Grand-Rue, L-1660 Luxembourg
                    Tel.: (352) 47 38 84 Fax: (352) 22 60 56

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The Ordinary General Meeting of Quilmes Industrial (QUINSA) took place in
Luxembourg on June 28, 2002. Under the Chairmanship of Mr. Jacques-Louis de Montalembert, the Ordinary General Meeting heard the report of the Board of Directors for the financial year 2001. The General Meeting approved the accounts of the Parent Company as well as the consolidated accounts of the Group. The Parent Company's NPAT reached US$ 33.1 million for the fiscal year ended December 31, 2001. The consolidated accounts of the Group showed a profit of US$ 43.3 million.

In consideration of the exceptional circumstances prevailing in Argentina, the General Meeting decided not to pay a dividend for the financial year 2001 and to carry forward the profit of US$ 33.1 million.

The General Meeting reelected Mr. Alvaro Sainz de Vicuna as Director of the Company.

In connection with a major transaction for industrial co-operation with AmBev, Heineken introduced an action to the International Court of Arbitration and applied for provisional measures to the Referee Court in Luxembourg.

On 25th June 2002 the Luxembourg referee court dismissed Heineken's application for an injunction whereunder Quinsa would have been ordered to defer the closing of the AmBev transaction.

Despite the fact that the referee judge is prevented by the scope of its jurisdiction from deciding on the substance of the litigation, the order noted that the non-competition clause referred to by Heineken excludes from its field of application the operation through QIB of competing brewery activities and that, by integrating the Southern Companies into QIB or in the operational subsidiaries of QIB, the proposed transactions do not contravene any provisions of the shareholders agreement.

The judge also expressed the view that Heineken's assertion of its suffering imminent damage was based on no tangible evidence.

In respect of Heineken's argument of urgency, the order took into account Quinsa's undertaking not to proceed with the closing of the AmBev transaction before 15th September 2002.

The Board of Directors



Copies of the Annual Report of QUINSA are available at the registered office, 84 Grand-Rue, L-1660 Luxembourg or at Kehoe, White, Van Negris & Company, Inc., 766, Madison Avenue, New York, NY-10021.



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                                              SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              QUILMES INDUSTRIAL (QUINSA), S.A.


                                              By: /s/ Carlos Olivieri
                                                  ------------------------------
                                                  Name:  Carlos Olivieri
                                                  Title: Chief Financial Officer


Date: July 3, 2002